Exhibit 99.150

For Immediate Release	May 19, 2021

The Valens Company Continues Domestic Expansion with Entry into New Brunswick Cannabis Market

Valens’ domestic distribution network now includes six provinces and one territory

Kelowna, B.C., May 19, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has received its first purchase order for Valens-manufactured products from Cannabis NB, a subsidiary of New Brunswick Liquor Corporation (ANBL) and the only legal recreational cannabis retailer in New Brunswick. With this purchase order, The Valens Company becomes an official supplier of cannabis products in the Province of New Brunswick.

“Our expansion into New Brunswick marks the third regional market we have entered since the beginning of 2021– a milestone we are incredibly proud of,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “While we recently announced our first foray into the CBD market in the US, we also remain committed to continuing our growth here at home in Canada as we continue to increase sales channels expected to drive revenues and national market share. We are focused on leveraging our expanding domestic distribution network to bring more Canadian consumers a range of new and unique products we expect to launch with our partners throughout the summer and beyond.”

Cannabis NB currently operates 20 stores across 15 communities and offers a diversified portfolio of cannabis products including flower, extracts, concentrates, edibles, beverages and accessories. Valens’ first shipment to New Brunswick will include a range of products from categories such as flower, pre-rolls, vapes and concentrates, with the opportunity to expand this offering in the coming quarters. Products created in partnership with Verse Cannabis will be included in the first shipment, such as the Verse Originals vape cartridges in Summer Berry and Sunset Peach and the newly launched Live Terp Killer Kush vape cartridge from the Verse Concentrates line. One of the first of its kind in the Canadian cannabis market, the Live Terp Killer Kush vape cartridge is comprised of pure live cannabis terpenes in a full spectrum extract created from fresh, flash frozen ultra-premium and BC-sungrown Killer Kush cannabis, offering a rich terpene profile. Valens-manufactured products are expected to be available in store and online in New Brunswick at the beginning of the third quarter.

In addition to New Brunswick, the Company’s distribution network also includes Alberta, British Columbia, Manitoba, Ontario, Saskatchewan, and Yukon Territory. Valens continues to engage in discussions to bring its high-quality products to other private and government-regulated retailers across the country.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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